

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 23, 2017

<u>Via E-mail</u>
Mark M. Chloupek
Executive Vice President, Secretary and General Counsel
La Quinta Holdings Inc.
909 Hidden Ridge, Suite 600
Irving, Texas 75038

> **Re:** **La Quinta Holdings Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 1-36412**
>
> **Form 8-K**
> **Filed July 26, 2017**
> **File No. 1-36412**
>
> **Form 8-K**
> **Filed August 7, 2017**
> **File No. 1-36412**

Dear Mr. Chloupek:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2016</u>

<u>Note 2. Significant Accounting Policies and Recently Issued Accounting Standards</u>

<u>Revenue Recognition, page 83</u>

1. We note you record rebates of royalty fees as a reduction of revenue. Please clarify for us how you determine the amount to record as a reduction of revenue. In addition, please

tell us the amount that you have recorded for rebates for all periods presented. Within your response, please reference the authoritative accounting literature relied upon.

Form 8-K filed July 26, 2017

Exhibit 99.1

2. We note your presentation of stand-alone statements of operations for CorePoint Lodging and New La Quinta on pages 8 and 10. Please clarify for us how this presentation is consistent with the SEC rules and regulations.

3. We refer you to the CorePoint Lodging Inc. Form 10 filed on July 26, 2017. Per the pro forma consolidated financial statements in that filing, it does not appear that CorePoint Lodging Inc. has allocated any existing debt to discontinued operations. Per page 8 of Exhibit 99.1 in your Form 8-K, it appears that you have allocated some of the existing debt to New La Quinta. Please reconcile these two conflicting factors for us.

Form 8-K filed August 7, 2017

Exhibit 99.1

4. We note your Adjusted EBITDA Non-GAAP Reconciliation on page 13. We further note you have reconciled EBITDA to Adjusted Net Income, which excludes the impact of certain items that are not expected to have an ongoing effect on the Company's operations. Therefore, it appears that EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise future press releases to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities

cc: Edgar Lewandowski, Esq.